Pivotal Investment Corporation II

c/o Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

(212) 818-8877

December 7, 2020

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pivotal Investment Corporation II Registration Statement on Form S-4 File No. 333-249248

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pivotal Investment Corporation II hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Tuesday, December 8, 2020, or as soon thereafter as practicable.

Sincerely,

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, Chief Executive Officer